Exhbit 99.1

Gerdau Ameristeel Reports Profit for Second Consecutive Quarter

TAMPA, FL, August 5, 2010 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reported net income of $46.7 million ($0.11 per share diluted) for the three months ended June 30, 2010, in comparison to a net loss of $52.4 million ($0.12 per share) for the three months ended June 30, 2009 and net income of $25.2 million ($0.06 per share diluted) for the three months ended March 31, 2010.  The Company has adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, as of January 1, 2010 and, as such, the comparative periods for fiscal year 2009 have been restated under IFRS.

For the six months ended June 30, 2010, the Company reported net income of $71.9 million ($0.17 per share diluted) compared to a net loss of $83.9 million ($0.19 per share) for the six months ended June 30, 2009.

Net sales for the three months ended June 30, 2010 increased 30% to $1.3 billion from $1.0 billion reported for the three months ended June 30, 2009 and 18% from $1.1 billion for the three months ended March 31, 2010.  For the three months ended June 30, 2010 weighted average mill selling price increased 15% or $89 per ton in comparison to the three months ended June 30, 2009, and increased 9% or $59 per ton in comparison to the three months ended March 31, 2010.  Finished steel shipments were 1.5 million tons for the three months ended June 30, 2010, an increase of 15% in comparison to the three months ended June 30, 2009 and a 4% increase compared to the three months ended March 31, 2010.

Net sales for the six months ended June 30, 2010 increased 19% to $2.5 billion from $2.1 billion reported for the six months ended June 30, 2009.  For the six months ended June 30, 2010 weighted average mill selling price was $672 per ton which was relatively flat as compared to $666 for the six months June 30, 2009.  Finished steel shipments were 3.0 million tons for the six months ended June 30, 2010, an increase of 20% in comparison to the six months ended June 30, 2009.

For the three months ended June 30, 2010, metal spread, the difference between mill selling prices and scrap raw material costs, was $409 per ton, a decrease of $31 per ton from the same period in 2009.  The decrease in metal spread was primarily due to an increase in scrap raw material costs.  Scrap raw material cost used in production for the three months ended June 30, 2010 was $292 per ton, an increase of $120 per ton compared to the three months ended June 30, 2009.

For the six months ended June 30, 2010, metal spread was $392 per ton, a decrease of $89 per ton from the same period in 2009.  Scrap raw material cost used in production for the six months ended June 30, 2010 was $280 per ton, an increase of $95 per ton compared to the six months ended June 30, 2009.

EBITDA, as adjusted (see EBITDA section herein for an explanation of the EBITDA calculation), was $136.4 million for the three months ended June 30, 2010, compared to EBITDA of $66.0 million for the three months ended June 30, 2009 and $116.7 million for the three months ended March 31, 2010.  For the six months ended June 30, 2010, EBITDA was $253.1 million compared to EBITDA of $107.8 million for the six months ended June 30, 2009.

EBITDA was favorably impacted primarily by shipment volume but also by the increase in earnings from joint ventures for the three and six months ended June 30, 2010 as compared to prior year comparative periods.  Income from joint ventures was $18.1 million for the three months ended June 30, 2010, an increase of $23.3 million and $10.4 million from the three months ended June 30, 2009 and March 31, 2010, respectively.  Income from joint ventures increased $41.3 million for the first half of 2010 as compared to the first half of 2009.  Additionally, as a result of the significant increase in the Company’s stock price during the second quarter of 2010, EBITDA includes an unfavorable non-cash stock compensation charge of $9.3 million and $10.2 million for the three and six months ended June 30, 2010, respectively, which represents an increase of $8.4 million when comparing the first and second quarter of 2010.

At June 30, 2010, the Company had $540.3 million of cash and short-term investments, a decrease of $116.0 million from December 31, 2009.  This decline was primarily the result of the Company’s pension contributions, interest payments and increased investment in working capital.  In addition to its cash and short-term investments, the Company had approximately $498.4 million available under secured credit facilities which resulted in a total liquidity position over $1.0 billion at June 30, 2010.

As of June 30, 2010, the Company had 433,745,489 common shares outstanding.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

”Our ability to manage costs and maximize efficiency throughout our operations, along with the gradual improvement in business fundamentals, was clearly reflected in our second quarter EBITDA results.

Looking toward the second half of 2010, we remain cautious as unemployment continues to be high and the overall economy remains fragile.   We will continue to work closely with our customers and monitor our end markets to ensure that we maximize the opportunities presented to us as well as leverage our business systems and network of mini-mills to optimize productivity and remain globally competitive.”

IFRS Conversion

As previously mentioned, the Company’s Consolidated Financial Statements have been prepared under IFRS.  The Company previously prepared its Consolidated Financial Statements under generally accepted accounting principles in the United States (“US GAAP”).  In accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards, the Company’s IFRS transition date was January 1, 2009 and the Company prepared its opening IFRS balance sheet as of that date.  The Company has restated its comparative periods under IFRS and the Company’s quarterly and annual filings will contain reconciliations between IFRS and previously reported amounts under US GAAP for 2009.

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures.  Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements.  Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning.  The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the Company’s ability to successfully implement a new enterprise resource planning system; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A.; the liquidity of the Company’s long-term investments, including investments in auction rate securities; and the Company’s reliance on its 50% owned joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its second quarter conference call on Thursday, August 5, 2010, at 2:30 pm EST.  The call will be hosted by Mario Longhi, President and CEO, and Barbara Smith, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com or by calling 1-888-231-8191 (1-647-427-7450 if outside the United States) and using the reference number 90661223.  Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 10 million metric tons of mill finished steel products.  Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s majority shareholder is Gerdau S.A.

For more information please contact:

Mario Longhi	Barbara R. Smith
President and Chief Executive Officer	Vice President and Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2346	(813) 319-4324
mlonghi@gerdauameristeel.com	basmith@gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands, except earnings per share data)
(Unaudited)

`	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

NET SALES	$1,327,473	$1,035,964	$2,465,198	$2,073,663
Cost of sales	(1,188,836)	(966,272)	(2,220,664)	(1,956,051)
GROSS PROFIT	138,637	69,692	244,534	117,612
OPERATING EXPENSES
Selling, general and administrative expenses	82,816	68,901	143,243	131,310
Facility closure costs	-	43,379	-	43,379
Other operating (income) expense, net	(862)	(1,209)	(3,002)	1,189
	81,954	111,071	140,241	175,878
INCOME (LOSS) FROM OPERATIONS	56,683	(41,379)	104,293	(58,266)
INCOME (LOSS) FROM 50% OWNED JOINT VENTURES	18,086	(5,256)	25,762	(15,500)

INCOME (LOSS) BEFORE FINANCE COSTS, NET AND INCOME
TAXES	74,769	(46,635)	130,055	(73,766)

FINANCE COSTS, NET
Interest income	(426)	(1,762)	(842)	(3,163)
Interest expense - non-affiliated	23,249	38,582	46,626	80,538
Interest expense - affiliated	12,180	-	24,360	-
Gain on redeemable noncontrolling interest	(5,014)	(6,062)	(4,560)	(5,487)
Foreign exchange (gain) loss, net	(4,745)	14,488	(2,996)	11,755
Realized gain on investments	-	-	(2,528)	-
	25,244	45,246	60,060	83,643

INCOME (LOSS) BEFORE INCOME TAXES	49,525	(91,881)	69,995	(157,409)
INCOME TAX EXPENSE (BENEFIT)	3,734	(40,274)	26	(72,350)
NET INCOME (LOSS)	45,791	(51,607)	69,969	(85,059)

NET INCOME (LOSS) ATTRIBUTABLE TO:
Equity holders of the Company	$46,743	$(52,404)	$71,944	$(83,884)
Noncontrolling interest	(952)	797	(1,975)	(1,175)
	$45,791	$(51,607)	$69,969	$(85,059)
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF
THE COMPANY
Basic earnings (loss) per share	$0.11	$(0.12)	$0.17	$(0.19)
Diluted earnings (loss) per share	$0.11	$(0.12)	$0.17	$(0.19)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

	June 30,	December 31,	January 1,
ASSETS	2010	2009	2009
Current assets
Cash and cash equivalents	$340,391	$631,293	$482,535
Restricted cash	1,700	1,691	-
Short-term investments	199,935	25,000	205,817
Trade accounts receivable, net	606,092	460,066	677,569
Inventories	1,046,141	814,788	1,267,768
Costs and estimated earnings in excess of billings on uncompleted contracts	3,512	4,687	14,771
Income taxes receivable	72,165	93,652	28,455
Other current assets	24,592	22,643	23,033
Total current assets	2,294,528	2,053,820	2,699,948
Non-current assets
Investments in 50% owned joint ventures	153,764	148,609	161,901
Long-term investments	25,996	28,538	33,189
Property, plant and equipment, net	1,541,255	1,620,852	1,801,471
Goodwill	1,961,651	1,962,098	1,957,029
Other intangible assets, net	420,446	450,003	515,736
Deferred tax assets	35,006	29,760	-
Other non-current assets	47,653	23,459	32,305
Total non-current assets	4,185,771	4,263,319	4,501,631
TOTAL ASSETS	$6,480,299	$6,317,139	$7,201,579

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable and accrued liabilities	$356,172	$225,111	$199,582
Accrued salaries, wages and employee benefits	68,012	71,214	127,351
Accrued interest - non-affiliated	13,920	15,344	54,480
Accrued interest - affiliated	28,019	3,772	-
Provisions	38,510	35,126	34,551
Short-term debt - non-affiliated	3,140	3,174	1,893
Billings in excess of costs and estimated earnings on uncompleted contracts	21,151	26,212	45,687
Other current liabilities	8,640	12,959	20,932
Total current liabilities	537,564	392,912	484,476

Non-current liabilities
Long-term debt - non-affiliated	1,723,364	1,721,806	3,032,824
Long-term debt - affiliated	606,678	606,711	-
Retirement benefit obligations	300,969	348,684	339,055
Deferred tax liabilities	233,690	259,170	269,661
Redeemable noncontrolling interest	21,531	32,439	46,927
Provisions	20,333	21,203	18,552
Other non-current liabilities	130,925	89,753	116,092
Total non-current liabilities	3,037,490	3,079,766	3,823,111
TOTAL LIABILITIES	3,575,054	3,472,678	4,307,587

Shareholders' equity
Capital	2,539,827	2,535,883	2,531,516
Retained earnings	259,049	187,105	373,323
Other comprehensive income	79,789	94,893	(37,427)
Equity attributable to equity holders of the Company	2,878,665	2,817,881	2,867,412
Equity attributable to noncontrolling interest	26,580	26,580	26,580
TOTAL SHAREHOLDERS' EQUITY	2,905,245	2,844,461	2,893,992
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$6,480,299	$6,317,139	$7,201,579

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Cash flows from operating activities
Net income (loss)	$45,791	$(51,607)	$69,969	$(85,059)
Adjustments to reconcile net income (loss) to net cash
(used in) provided by operating activities:
Depreciation	46,702	52,764	93,437	105,093
Amortization of intangibles	14,900	16,490	29,558	33,098
Income tax expense (benefit)	3,734	(40,274)	26	(72,350)
Interest expense - non-affiliated	23,249	38,582	46,626	80,538
Interest expense - affiliated	12,180	-	24,360	-
Gain on redeemable noncontrolling interest	(5,014)	(6,062)	(4,560)	(5,487)
Loss on disposition of property, plant and equipment	347	533	949	1,467
(Income) loss from 50% owned joint ventures	(18,086)	5,256	(25,762)	15,500
Distributions from 50% owned joint ventures	5,000	-	20,405	405
Stock compensation expense	9,314	8,041	10,144	6,138
Realized gain on investments	-	-	(2,528)	-
Facility closure costs	-	43,379	-	43,379
Writedown of inventory	-	14,618	-	33,044

Changes in operating assets and liabilities:
Accounts receivable	(43,440)	37,518	(147,435)	147,443
Inventories	(100,833)	181,654	(234,037)	383,176
Other assets	13,843	(2,498)	(2,392)	1,868
Liabilities	(38,270)	(34,563)	71,460	(109,462)
Cash (used in) provided by operating activities	(30,583)	263,831	(49,780)	578,791

Income tax (paid) refund	(1,301)	22,494	(1,190)	19,309
Interest paid	(2,486)	(1,699)	(41,886)	(81,577)
Net cash (used in) provided by operating activities	(34,370)	284,626	(92,856)	516,523

Cash flows from investing activities
Purchases of property, plant and equipment	(8,630)	(22,816)	(18,819)	(59,100)
Proceeds from disposition of property, plant and	967	234	1,424	1,413
Change in restricted cash	(4)	-	(9)	-
Purchases of investments	(124,891)	(218,169)	(289,741)	(487,857)
Proceeds from sales of investments	89,953	290,482	120,016	436,179
Net cash (used in) provided by investing activities	(42,605)	49,731	(187,129)	(109,365)

Cash flows from financing activities
Repayments of non-affiliated debt	(28)	(1,021)	(1,596)	(3,647)
Payments of deferred financing costs	(170)	(13,921)	(1,658)	(13,921)
Cash dividends	-	-	-	(8,646)
Distributions to subsidiary's noncontrolling interest	-	-	(4,373)	(3,593)
Proceeds from exercise of employee stock options	209	1,565	803	1,659
Net cash provided by (used in) financing activities	11	(13,377)	(6,824)	(28,148)
Effect of exchange rate changes on cash and cash	(12,446)	17,011	(4,093)	12,045
Net (decrease) increase in cash and cash equivalents	(89,410)	337,991	(290,902)	391,055

Cash and cash equivalents beginning of period	429,801	535,599	631,293	482,535
Cash and cash equivalents end of period	$340,391	$873,590	$340,391	$873,590

EBITDA: EBITDA is calculated by adding income (loss) before interest and other expense on debt; taxes; depreciation; amortization of intangibles; gain on redeemable noncontrolling interest; facility closure costs; realized gain on investments; and foreign exchange (gain) loss, net; and deducting interest income.  Management believes EBITDA, a non-IFRS measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax.  The Company calculates EBITDA using the equity method, which includes net earnings from 50% owned joint ventures and excludes cash distributions from 50% owned joint ventures.  EBITDA should not be construed as an alternative to net income determined in accordance with IFRS as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.  Reconciliation of EBITDA to net income (loss) for the three and six months ended June 30, 2010 and 2009 is shown below:

	For the Three Months Ended - Unaudited
	June 30, 2010	June 30, 2009
($000s)
Net income (loss)	$45,791	$(51,607)
Income tax expense (benefit)	3,734	(40,274)
Interest expense - non-affiliated	23,249	38,582
Interest expense - affiliated	12,180	-
Interest income	(426)	(1,762)
Gain on redeemable noncontrolling interest	(5,014)	(6,062)
Depreciation	46,702	52,764
Amortization of intangibles	14,900	16,490
Facility closure costs	-	43,379
Foreign exchange (gain) loss, net	(4,745)	14,488
EBITDA	$136,371	$65,998

	For the Six Months Ended - Unaudited

	June 30, 2010	June 30, 2009
($000s)
Net income (loss)	$69,969	$(85,059)
Income tax expense (benefit)	26	(72,350)
Interest expense - non-affiliated	46,626	80,538
Interest expense - affiliated	24,360	-
Interest income	(842)	(3,163)
Gain on redeemable noncontrolling interest	(4,560)	(5,487)
Depreciation	93,437	105,093
Amortization of intangibles	29,558	33,098
Facility closure costs	-	43,379
Foreign exchange (gain) loss, net	(2,996)	11,755
Realized gain on investments	(2,528)	-
EBITDA	$253,050	$107,804

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Three Months Ended
	June 30, 2010		June 30, 2009

	Tons		Tons
Production
Melt Shops	1,820,595		1,341,067
Rolling Mills	1,662,677		1,215,710

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	247,805	16%	266,169	20%
Merchant / Special Sections / Structurals	883,192	57%	652,549	49%
Rod	117,093	8%	123,501	9%
Fabricated Steel	290,184	19%	298,758	22%
Total Shipments	1,538,274	100%	1,340,977	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	$701		$612
Fabricated steel shipments	812		941

Scrap Charged	292		172

Metal Spread (Selling price less scrap)
Mill external shipments	409		440
Fabricated steel shipments	520		769

Mill manufacturing cost	275		308

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Six Months Ended
	June 30, 2010		June 30, 2009

	Tons		Tons
Production
Melt Shops	3,570,723		2,491,961
Rolling Mills	3,233,788		2,421,669

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	512,957	17%	458,669	18%
Merchant / Special Sections / Structurals	1,758,287	58%	1,254,435	50%
Rod	226,231	8%	240,668	9%
Fabricated Steel	527,070	17%	572,467	23%
Total Shipments	3,024,545	100%	2,526,239	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	$672		$666
Fabricated steel shipments	799		1,013

Scrap Charged	280		185

Metal Spread (Selling price less scrap)
Mill external shipments	392		481
Fabricated steel shipments	519		828

Mill manufacturing cost	275		333

RECONCILIATIONS BETWEEN IFRS AND US GAAP

IFRS 1 requires an entity to reconcile equity, net loss and cash flows for prior periods. The Company’s first time adoption of IFRS did not have a significant impact on the total operating, investing or financing cash flows in prior periods. The following represents the reconciliations from US GAAP to IFRS for the respective periods noted for equity, net loss, and EBITDA:

Reconciliations of net loss ($000s):

		Three months ended	Six months ended
		June 30, 2009	June 30, 2009
Net loss, US GAAP		$(56,783)	$(91,427)

Business combinations - redeemable noncontrolling	(a)	6,062	5,487
interest
Pension and postemployment benefits	(b)	5,642	8,967
Stock-based compensation	(c)	(2,770)	(2,169)
Provisions	(d)	3,548	3,446
Facility closure costs	(f)	(6,834)	(6,834)
Income taxes	(e)	(472)	(2,529)
Subtotal - IFRS adjustments		5,176	6,368

Net loss, IFRS		$(51,607)	$(85,059)

Reconciliations of EBITDA ($000s):

		Three months ended	Six months ended
		June 30, 2009	June 30, 2009

EBITDA, as previously reported (1)		$64,834	$113,465
Adjustment for equity method (2)		(5,256)	(15,905)
EBITDA		$59,578	$97,560
Pension and postemployment benefits	(b)	5,642	8,967
Stock-based compensation	(c)	(2,770)	(2,169)
Provisions	(d)	3,548	3,446
Subtotal - IFRS adjustments		6,420	10,244
EBITDA, as currently reported		$65,998	$107,804

(1) EBITDA as reported in the June 30, 2009 quarterly filing.

(2) The Company changed its calculation of EBITDA to the equity method, which now includes net earnings from 50% joint ventures and excludes cash distributions from 50% owned joint ventures.

Description of adjustments impacting net loss, EBITDA and/or shareholders’ equity

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous historical US GAAP accounting policies and the current IFRS accounting policies applied by the Company. Only the differences having a significant impact on the Company are described below. The following is not a complete summary of all of the differences between US GAAP and IFRS. Relative to the impacts on the Company, the descriptive caption next to each lettered item below corresponds to the same lettered and descriptive caption in the tables above, which reflect the quantitative impacts from each change.

(a)	Business combinations - redeemable non-controlling interest

Under US GAAP, a redeemable noncontrolling interest is not required to be separately recognized in the balance sheet as a financial instrument when the redemption value is determined to be at the fair value of the underlying noncontrolling interest.  Under IFRS, the Company was required to record a liability for the present value of the expected redemption amount of the written put.  As of January 1, 2009 (the Company's transition date), the counterpart was recorded directly in Capital in the Company’s unaudited interim condensed consolidated balance sheet.  Subsequent changes to the present value of the expected redemption amount are recognized in the statement of operations in Interest expense - affiliated.  Upon exercise, under IFRS, the differential between the amount paid and the carrying amount of the noncontrolling interest at the date of exercise would be reclassified to Capital in the Company’s unaudited interim condensed consolidated balance sheet.

(b)	Pension and postemployment benefits

Under US GAAP, the Company recognized actuarial gains and in the statement of operations using the corridor approach. Under IFRS, another approach is permitted allowing a company to adopt a policy of recognizing all of its actuarial gains and losses in the period in which they occur in other comprehensive income. Under US GAAP, prior service cost should be recognized in other comprehensive income at the date of the adoption of the plan amendment and then amortized into income over the participants' remaining years of service, service to full eligibility date, or life expectancy, as applicable.  Under IFRS, prior service cost should be recognized on a straight-line basis over the average period until the benefits become vested. To the extent that benefits are vested as of the date of the plan amendment, the cost of those benefits should be recognized immediately in the statement of operations. Additionally, under US GAAP, the Company recognized curtailments in accumulated other comprehensive income to the extent that prior actuarial gains (losses) had been recognized in accumulated other comprehensive income and had not yet been recognized in the statement of operations based on the corridor approach.  Under IFRS, curtailments are recognized immediately in the statement of operations when they occur.

This adjustment reflects the reclassification of actuarial gains and losses recognized as pension cost in the statement of operations under US GAAP to other comprehensive income for the period and the recognition of curtailments and prior service cost immediately in the statement of operations for vested participants.   The Company had $3.7 million of curtailment gains during the three months ended June 30, 2009 which were recognized in accumulated other comprehensive income under US GAAP but were required to be recognized in the statement of operations under IFRS.  The curtailment gains resulted primarily from facility closures as well as certain one-time retirement benefit changes implemented by the Company.

(c)	Stock-based compensation

Under US GAAP, the Company recognizes compensation expense associated with share-based compensation plans with graded vesting features on a straight-line basis over the vesting period. Under IFRS, the Company is required to treat each "tranche" of a share-based compensation arrangement with a graded vesting schedule as several individual grants, which results in the recognition of compensation expense on an accelerated basis by comparison to US GAAP

(d)	Provisions

Under US GAAP, the Company discounted its provisions to reflect the time value of money when the aggregate amount of the liability, and the amount and timing of cash payments for the liability were fixed or reliably determinable. The discount rate used by the Company was one which would have produced an amount at which the liability theoretically could be settled in an arm's-length transaction with a third party. After initial measurement of a liability, no adjustment in the obligation was made if there was a change in the discount rate. Under IFRS, a provision is discounted if the time value of money is material. IFRS requires the use of a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where all risk adjustments are reflected in the cash flows, then the cash flows are discounted at a risk-free rate, which means that typically, a government bond “yield” rate should be used. The re-measurement of a provision includes the effect of a change in discount rate. This adjustment is the result of the Company’s use of a pre-tax discount rate under IFRS that reflects current market assessments of the time value of money and the risks specific to the liability.

(e)	Income taxes

This adjustment reflects the deferred income tax effects of the above adjustments.  In addition, under US GAAP, the deferred tax benefit associated with share-based compensation awards (equity awards) is recognized over the vesting period based on the grant date fair value of the grant.  Any difference between the tax benefit realized on the tax return and the amount previously recognized through the statement of operations is recognized either in equity or income, depending on the Company's prior experience, when the tax deduction is realized on the tax return. Under IFRS, the deferred tax benefit associated with share-based compensation awards (equity awards) is recognized over the vesting period based on the best estimate of the future tax deduction at each balance sheet date.

(f)	Facility closure costs

Under US GAAP, the Company recognized certain facility closure obligations when the facilities ceased operations or when the cost was incurred.  Under IFRS, these facility closure obligations are recognized when the obligations are unavoidable and are not related to the ongoing activities of the facility.  This difference in recognition principles between US GAAP and IFRS creates merely a timing difference in the recognition of these facility closure costs between reporting periods.  As such, this adjustment relates to certain obligations which are required to be recognized in the second quarter of 2009 under IFRS but were recognized under US GAAP in the third quarter of 2009.